

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2020

Samuel D. Bush
Chief Financial Officer
Saga Communications, Inc.
73 Kercheval Avenue
Grosse Pointe Farms, Michigan 48236

>   **Re: Saga Communications, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2019**
>   **Response dated July 22, 2020**
>   **File No. 001-11588**

Dear Mr. Bush:

We have reviewed your July 22, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 8, 2020 letter.

Form 10-K for Fiscal Year Ended December 31, 2019

Note 1. Summary of Significant Accounting Policies, page 54

1.   We note your response to prior comment 1. We also note "other senior management" is responsible for the operational oversight of radio markets and for communication of results to the CODM. Please identify and describe the role of "other senior management" and tell us whether their function is that of segment management, as that term is defined in ASC 280-10-50-7.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology